SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No. 333-13287

             (CHECK ONE) [ ] Form 10-K and Form 10-KSB [ ] Form 11-K
           [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended September 30, 2005

                 [ ] Transition Report on Form 10-K and Form KSB

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q and Form 10-QSB

                       [ ] Transition Report on Form N-SAR

     For the transition period ended _______________________________________

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: EarthShell Corporation

Former name if applicable:
--------------------------

Address of principal executive office (Street and Number)

                            1301 York Road, Suite 200
                             Lutherville, MD 21093


City, State and Zip Code

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PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the period ending September 30, 2005 on a timely basis because the Registrant had not finalized all information necessary to complete its Quarterly Report. The Registrant was unable to finalize such information because, among other things, the Registrant experienced a casualty loss involving its accounting information systems in the final week of the quarter. Although the Registrant successfully replaced the equipment and recovered the accounting data, the quarter-end closing process was delayed. The Registrant intends to file its Form 10-Q as soon as possible.

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

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      D. Scott Houston          (805) 967-0991
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      (Name)                    (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No


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

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss to increase $.25 million to $1.9 million from $1.65 million for the quarter ended September 30, 2005 compared to September 30, 2004. The additional loss was due in part to an increase in General and Administrative expenses of $1.3 million for the quarter ended September 30, 2005. Additionally, there was a one time credit to expense of $1.0 million related to a debenture default premium for the quarter ended September 30, 2004.

                             EarthShell Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:    November 10, 2005                  BY: /s/ D. Scott Houston
          -----------------                     --------------------------------
                                                D. Scott Houston
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)


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